Filed pursuant to Rule 424(b)(4)

Registration No. 333-232183

OWL ROCK CAPITAL CORPORATION II

Supplement No. 12 dated December 23, 2020

To

Prospectus dated July 1, 2020

This supplement contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Owl Rock Capital Corporation II dated July 1, 2020 as previously supplemented and amended (as so supplemented and amended, the “Prospectus”) and is part of, and should be read in conjunction with, the Prospectus. The Prospectus has been filed with the U.S. Securities and Exchange Commission, and is available free of charge at www.sec.gov or by calling (212) 419-3000. Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

Before investing in shares of our common stock, you should read carefully the Prospectus and this supplement and consider carefully our investment objective, risks, charges and expenses. You should also carefully consider the “Risk Factors” beginning on page 32 of the Prospectus before you decide to invest in our common stock.

STATUS OF OUR PUBLIC OFFERING

Since commencing our initial public offering and through December 22, 2020, we have issued 141,294,545 shares of our common stock for gross proceeds of approximately $1.3 billion, including seed capital contributed by Owl Rock Capital Advisors LLC (the “Adviser”) in September 2016 and approximately $10 million in gross proceeds raised from certain individuals and entities affiliated with the Adviser.

RECENT DEVELOPMENTS

Increase in Public Offering Price

On December 23, 2020, we increased our public offering price from $9.24 per share to $9.32 per share. The increase in the public offering price will be effective as of the December 23, 2020 weekly closing and first applied to subscriptions in good order from December 17, 2020 through December 23, 2020.

In accordance with our previously disclosed share pricing policy, we determined that an increase in the public offering price per share was warranted following an increase in our net asset value per share to $8.85 as of December 23, 2020. As a result of the increase in our public offering price, the maximum sales load and net proceeds per share will be approximately $0.47 per share and $8.85 per share, respectively.

Adviser Change of Control

On December 23, 2020, Owl Rock Capital Group (“Owl Rock”), the parent of our investment adviser, Owl Rock Capital Advisors, LLC (the “Adviser), and Dyal Capital Partners (“Dyal”) announced they are merging to form Blue Owl Capital (“Blue Owl”).  Blue Owl will enter the public market via its acquisition by Altimar Acquisition Corporation (NYSE:ATAC) (“Altimar”), a special purpose acquisition company sponsored by an affiliate of HPS Investment Partners, LLC (the “Transaction”). Blue Owl will be a leading alternative asset management firm with over $45 billion in assets under management. As a result of the Transaction, Blue Owl will be listed on the NYSE under the new ticker “OWL.”

There will be no changes to our investment strategy, the investment team responsible for managing our investments, or the Adviser’s the process for managing our investments as a result of the Transaction. We will continue to be led by our Chief Executive Officer and Owl Rock co-founder, Craig Packer.

The closing of the Transaction will result in a change of control of our Adviser under the Investment Company Act of 1940, as amended (the “1940 Act”), which will result in the assignment of our investment advisory agreement in accordance with the 1940 Act. The Adviser has proposed an amended and restated investment advisory agreement, which will replace the current investment advisory agreement upon the consummation of the Transaction. All material terms of the amended and restated investment advisory agreement will remain unchanged from our current investment advisory agreements, and such agreement will be subject to shareholder approval.